EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604 682 3701 F (604) 682 3600 avino.com

January 16, 2018

AVINO ANNOUNCES FOURTH QUARTER AND FULL YEAR 2017 PRODUCTION RESULTS FROM ITS AVINO PROPERTY

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE, “Avino” or “the Company”) is pleased to report its fourth quarter 2017 and full year 2017 production results from its Avino property near Durango, Mexico.

Consolidated Production Highlights for 2017 (Compared to 2016)

•	Silver equivalent production increased 1% to 2,700,585 oz*

•	Silver production decreased 14% to 1,394,203 oz

•	Gold production increased 11% to 7,935 oz

•	Copper production increased 4% to 4,373,166 lbs

Consolidated Production Highlights for Fourth Quarter, 2017 (Compared to Fourth Quarter, 2016)

•	Silver equivalent production decreased 10% to 637,012 oz*

•	Silver production decreased 24% to 319,678 oz

•	Gold production decreased 43% to 1,472 oz

•	Copper production increased 47% to 1,108,800 lbs

* In 2017, AgEq was calculated using metals prices of $17.05 oz Ag, $1,258 oz Au and $2.80 lb Cu. In 2016, AgEq was calculated using $17.10 oz Ag, $1,248 oz Au and $2.21 lb Cu

“We are very pleased to have achieved another year of consistent production which was in line with our 2017 internal projections. Although there were a few challenges throughout the year, our operations teams were successful in resolving issues that arose. At the Avino Mine, the expansion is now 90% complete and we are looking forward to increasing throughput capacity within months. 2018 will be a busy year for Avino, which is also our 50th Anniversary, and within the coming weeks we expect to release drill results, 2017 in review, outlook for 2018, and an updated NI 43-101 mineral resource from the Avino Mine. I would like to thank the teams in Mexico and Canada for their dedicated efforts.”

- David Wolfin, President, CEO & Director, Avino Silver & Gold Mines Ltd.

Avino Silver & Gold Mines Ltd. - News Release – January 16, 2018

Avino Announces Fourth Quarter and Fully Year 2017 Production Results from its Avino Property

Consolidated 2017 Production Highlights

Comparative production numbers from 2017 and 2016 are presented below:

	2017	2016	% Change
Total Silver Produced (oz) calculated	1,394,203	1,612,060	-14%
Total Gold Produced (oz) calculated	7,935	7,119	11%
Total Copper Produced (lbs) calculated	4,373,166	4,206,585	4%
Total Silver Eq. Produced (oz) calculated*	2,700,585	2,679,334	1%

* In 2017, AgEq was calculated using metals prices of $17.05 oz Ag, $1,258 oz Au and $2.80 lb Cu. In 2016, AgEq was calculated using $17.10 oz Ag, $1,248 oz Au and $2.21 lb Cu

Consolidated Fourth Quarter 2017 Production Highlights

Comparative production numbers from the fourth quarters of 2017 and 2016 are presented below:

	Q4 2017	Q4 2016	% Change
Total Silver Produced (oz) calculated	319,678	419,355	-24%
Total Gold Produced (oz) calculated	1,472	2,581	-43%
Total Copper Produced (lbs) calculated	1,108,800	755,645	47%
Total Silver Eq. Produced (oz) calculated*	637,012	707,775	-10%

* In 2017, AgEq was calculated using metals prices of $17.05 oz Ag, $1,258 oz Au and $2.80 lb Cu. In 2016, AgEq was calculated using $17.10 oz Ag, $1,248 oz Au and $2.21 lb Cu

Avino Silver & Gold Mines Ltd. - News Release – January 16, 2018

Avino Announces Fourth Quarter and Fully Year 2017 Production Results from its Avino Property

Avino Mine Production Highlights

Comparative figures for the years ended December 31, 2017, and December 31, 2016, as well as the fourth quarter 2017 and the fourth quarter of 2016 for the Avino Mine are as follows:

	Q4 2017	Q4 2016	% Change	2017	2016	% Change	Notes
Tonnes Mined	111,040	103,266	8%	462,279	450,281	3%	1,7
Underground Development (m)	648	756	-14%	2,898	4,005	-28%	1,7
Mill Availability (%)	90.3	95.6	-6%	95.5	94.0	2%	2
Total Mill Feed (dry tonnes)	109,088	101,157	8%	460,890	429,289	7%	3,8
Feed Grade Silver (g/t)	50	65	-23%	64	67	-4%	4,9
Feed Grade Gold (g/t)	0.322	0.69	-53%	0.516	0.42	23%	4,9
Feed Grade Copper (%)	0.523	0.37	41%	0.484	0.50	-3%	4,9
Recovery Silver (%)	87%	85%	2%	85%	85%	0%	5
Recovery Gold (%)	69%	69%	0%	69%	64%	8%	5
Recovery Copper (%)	88%	91%	-3%	89%	90%	-1%	5
Copper Concentrate (dry tonnes)	2,281	2,094	9%	9,782	9,390	4%	6,10
Copper Concentrate Grade Silver (kg/t)	2.09	2.67	-22%	2.56	2.62	-2%	6,10
Copper Concentrate Grade Gold (g/t)	10.59	22.87	-54%	16.72	12.23	37%	6,10
Copper Concentrate Grade Copper (%)	22.05	16.37	35%	20.28	20.32	0%	6,11
Total Silver Produced (kg)	4,756	5,584	-15%	24,990	24,552	2%	6,11
Total Gold Produced (g)	24,161	47,891	-50%	163,582	114,812	42%	6,11
Total Copper Produced (Kg)	502,944	342,755	47%	1,983,637	1,908,077	4%	6,11
Total Silver Produced (oz) calculated	152,908	179,536	-15%	803,438	789,372	2%	6,11
Total Gold Produced (oz) calculated	777	1,540	-50%	5,259	3,691	42%	6,11
Total Copper Produced (Lbs) calculated	1,108,800	755,645	47%	4,373,166	4,206,585	4%	6,11
Total Silver Equivalent Produced (oz) calculated	417,182	394,149	6%	1,911,428	1,606,272	19%	6,11

* In 2017, AgEq was calculated using metals prices of $17.05 oz Ag, $1,258 oz Au and $2.80 lb Cu. In 2016, AgEq was calculated using $17.10 oz Ag, $1,248 oz Au and $2.21 lb Cu

Avino Silver & Gold Mines Ltd. - News Release – January 16, 2018

Avino Announces Fourth Quarter and Fully Year 2017 Production Results from its Avino Property

Avino Mine Fourth Quarter 2017 Production Highlights

1.	Tonnage mined increased by 8%, whereas the underground development decreased by 14% as we transition to production mining on the levels that have already been developed to provide mill feed on a sustained basis.

2.	Mill availability was down 6% for the quarter due to the downtime associated with the commissioning of the new HP5 crusher in October. There was insufficient crushed mill feed for the Avino circuit. This has been rectified with the technical assistance from Metso, who are the suppliers of the crusher.

3.	Tonnage processed increased by 8% as Circuit 2 was dedicated to processing Avino material rather than the San Gonzalo for the entire quarter.

4.	Feed material for the quarter primarily came from the main Avino vein, resulting in higher copper, and lower gold and silver, and therefore reflective of the changes of 41%, -53%, and -23% respectively.

5.	With the change in feed and minerology, copper recovery was down 3%, no change in gold recovery and silver recovery increased by 2%.

6.	The changes in the quality of the mill feed resulted in 9% more concentrate produced and the grade of copper increased by 35%, whereas the gold and silver grades decreased by 54% and 22% respectively. In addition, copper production increased by 47%, gold decreased by 50% and silver decreased by 15% resulting in an increase of 6% in silver equivalent ounces for the quarter.

Avino Mine 2017 Year-End Production Highlights

7.	The year over year change in mined tonnes and development is attributed primarily to the transition from development to production mining.

8.	Tonnage processed increased by 7% as Circuit 2 was used exclusively to process Avino material.

9.	Gold feed grade increased by 23% whereas copper and silver decreased by 3% and 4% respectively; the changes in grades are due to the mineralisation in the areas being mined.

10.	Concentrate production increased by 4% with little to no change in the copper and silver grades but the gold increased by 37% due to the higher mill feed.

11.	Gold production increased by 42%, copper by 4% and silver by 2% resulting in 19% more silver equivalent ounces of production.

Avino Silver & Gold Mines Ltd. - News Release – January 16, 2018

Avino Announces Fourth Quarter and Fully Year 2017 Production Results from its Avino Property

San Gonzalo Mine Production Highlights

Comparative figures for the years ended December 31, 2017, and December 31, 2016, as well as the fourth quarter 2017 and the fourth quarter of 2016 for the San Gonzalo Mine are as follows:

	Q4 2017	Q4 2016	% Change	2017	2016	% Change	Notes
Tonnes Mined	17,640	29,678	-41%	80,587	108,943	-26%	1
Underground Advancement (m)	712	1,062	-33%	3,379	4,433	-24%	1
Mill Availability (%)	95.3	94.1	1%	95.4	94.4	1%
Total Mill Feed (dry tonnes)	20,467	33,511	-39%	81,045	115,047	-30%	2,6
Feed Grade Silver (g/t)	290	262	11%	269	267	1%	4,7
Feed Grade Gold (g/t)	1.36	1.16	17%	1.32	1.25	6%	4,7
Recovery Silver (%)	87%	85%	3%	84%	83%	1%	4
Recovery Gold (%)	77%	83%	-7%	78%	74%	5%	4
Bulk Concentrate (dry tonnes)	891	1,130	-21%	3,167	4,115	-23%	3,8
Bulk Concentrate Grade Silver (kg/t)	5.82	6.60	-12%	5.80	6.22	-7%	3
Bulk Concentrate Grade Gold (g/t)	24.26	28.6	-15%	26.27	25.90	1%	3
Total Silver Produced (kg)	5,187	7,459	-30%	18,375	25,588	-28%	5,9
Total Gold Produced (g)	21,612	32,379	-33%	83,215	106,599	-22%	5,9
Total Silver Produced (oz) calculated	166,770	239,819	-30%	590,765	822,689	-28%	5,9
Total Gold Produced (oz) calculated	695	1,041	-33%	2,675	3,427	-22%	5,9
Total Silver Equivalent Produced (oz) calculated	219,830	313,626	-30%	789,157	1,073,062	-26%	3,9

* In 2017, AgEq was calculated using metals prices of $17.05 oz Ag, $1,258 oz Au and $2.80 lb Cu. In 2016, AgEq was calculated using $17.10 oz Ag, $1,248 oz Au and $2.21 lb Cu

Avino Silver & Gold Mines Ltd. - News Release – January 16, 2018

Avino Announces Fourth Quarter and Fully Year 2017 Production Results from its Avino Property

San Gonzalo Mine Fourth Quarter 2017 Production Highlights

1.	Tonnage mined and underground advancement decreased by 41% and 33% respectively as there were fewer blocks available for mining and development work.

2.	Tonnage processed decreased by 39% as Circuit 2 was used entirely for Avino material.

3.	The lower tonnage throughput resulted in 30% fewer silver equivalent ounces produced and 21% less concentrate tonnage.

4.	Silver and gold feed grades increased by 18% and 11% respectively and the recovery for silver was up 3% whereas gold decreased by 7%.

5.	As a result of the above factors the silver and gold production decreased by 30% and 33% respectively.

San Gonzalo Mine 2017 Year-End Production Highlights

6.	Tonnage processed for the year decreased by 30% as Circuit 2 was used for processing Avino Mine Material, whereas in 2016, there were some months when this circuit was used for San Gonzalo material.

7.	Silver and gold feed grades increased slightly by 1% and 6%, respectively, as less marginal material was processed.

8.	The lower tonnage throughput resulted in 23% lower concentrate tonnage.

9.	Silver and gold production decreased by 28% and 22% respectively, resulting in an overall decrease of 26% in silver equivalent ounces produced in 2017.

Quality Assurance/Quality Control

Mill assays are performed at the Avino’s on-site lab. Check samples are sent to SGS Labs in Durango, Mexico for verification. All concentrate shipments are assayed by one of the following independent third party labs: AHK, Inspectorate in the UK, and LSI in the Netherlands.

Qualified Person(s)

Avino’s Mexican projects are under the supervision Jasman Yee P.Eng, Avino director, who is a qualified person within the context of National Instrument 43-101, he has reviewed and approved the production data in this news release.

Avino Silver & Gold Mines Ltd. - News Release – January 16, 2018

Avino Announces Fourth Quarter and Fully Year 2017 Production Results from its Avino Property

About Avino

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals exploration properties in Mexico and Canada employing approximately 500 people. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently ramping up for future production at its Bralorne Gold Mine in British Columbia, Canada. Avino’s silver and gold production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, exploration results, the potential tonnage, grades and content of deposits, and timing, establishment and extent of resource estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by SEC standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

“Neither the Toronto Stock Exchange (“TSX”) nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this presentation